UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLUE OWL REAL ESTATE NET LEASE TRUST
(Name of Subject Company (Issuer))
BLUE OWL REAL ESTATE NET LEASE TRUST
(Names of filing Person (Offeror and Issuer))

Class S Common Shares, Par Value $0.01 per share
(Title of Class of Securities)
67180K 106
(CUSIP Number of Class of Securities)
Class D Common Shares, Par Value $0.01 per share
(Title of Class of Securities)
67180K 304
(CUSIP Number of Class of Securities)
Class I Common Shares, Par Value $0.01 per share
(Title of Class of Securities)
67180K 205
(CUSIP Number of Class of Securities)
Kevin Halleran
Chief Financial Officer
Blue Owl Real Estate Net Lease Trust
30 N. LaSalle St., Suite 4140, Chicago, IL 60602
(888) 215-2015
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copies to:

Rajib Chanda Katharine Thompson James Hahn Simpson Thacher & Bartlett LLP 900 G Street, N.W. Washington, DC 20001	Benjamin Wells Simpson Thacher & Bartlett LLP 425 Lexington Ave New York, NY 10017

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO SCHEDULE TO
This Amendment No. 2 (this “Amendment”) supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 29, 2023, as amended by Amendment No. 1 to Schedule TO filed on September 15, 2023 (as so amended, the “Schedule TO”), relating to the Offers (as defined below) by Blue Owl Real Estate Net Lease Trust, an externally managed, non-listed, perpetual-life real estate investment trust formed as a Maryland statutory trust (the “Company,” “our,” “we,” or “us”), to purchase up to $32,997,183 (or approximately 3,211,998 shares) of our issued and outstanding Class S common shares, par value $0.01 per share (“Class S Shares”), $3,000,000 (or approximately 295,188 shares) of our issued and outstanding Class D common shares, par value $0.01 per share (“Class D Shares”), and $33,040,284 (or approximately 3,196,343 shares) of our issued and outstanding Class I common shares, par value $0.01 per share (“Class I Shares” and each of Class S Shares, Class D Shares and Class I Shares, a class of “Common Shares”), each at a price per Share equal to the net asset value per Share for the applicable class of Common Shares in effect as of August 31, 2023, tendered pursuant to the Offers. The combined aggregate amount of the Common Shares offered to be purchased in the Offers represents the value of 5.00% of the aggregate net asset value of the Common Shares measured using the average of the Company’s net asset values as of May 31, 2023, June 30, 2023, and July 31, 2023.
The Offers were made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 29, 2023, as amended on September 15, 2023 (as so amended, the “Amended Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Amended Offer to Purchase, as each may be amended or supplemented from time to time, with respect to each class of Shares, collectively constitute the “Offers”). The Offers expired at 7:00 P.M., Eastern Time, on September 29, 2023, and approximately 407,668 Class S Shares, 8,136 Class D Shares, and 793,937 Class I Shares were validly tendered and not withdrawn pursuant to the Offers as of such date. The Company purchased all validly tendered and not withdrawn Class S Shares, Class D Shares, and Class I Shares for approximately $10.2731 per Class S Share, $10.1630 per Class D Share, and $10.3369 per Class I Share. The aggregate purchase price for all Common Shares repurchased pursuant to the Offers is approximately $12,477,538 (approximately $4,188,012 for Class S Shares, $82,681 for Class D Shares, and $8,206,845 for Class I Shares).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2023

BLUE OWL REAL ESTATE NET LEASE TRUST

By:	/s/ Kevin Halleran
	Name:	Kevin Halleran
	Title:	Chief Financial Officer